Exhibit 99.83

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING PENN WEST ENERGY TRUST, PENN WEST PETROLEUM LTD., TROCANA RESOURCES INC., PENN WEST PETROLEUM, PETROFUND ENERGY TRUST, PETROFUND CORP., PETROFUND VENTURES TRUST, 1518274 ONTARIO LIMITED, 1237550 ALBERTA LTD., 1231818 ALBERTA LTD., 1243838 ALBERTA LTD., THE UNITHOLDERS OF PENN WEST ENERGY TRUST, THE UNITHOLDERS OF PETROFUND ENERGY TRUST AND THE SHAREHOLDERS AND WARRANTHOLDERS OF 1243838 ALBERTA LTD.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, CIBC MELLON TRUST COMPANY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR UNITHOLDERS OF PETROFUND ENERGY TRUST

Please read the Instructions set out below carefully before completing this Letter of Transmittal.

TO:	PENN WEST ENERGY TRUST
TO:	PETROFUND ENERGY TRUST
AND TO:	CIBC MELLON TRUST COMPANY, AS DEPOSITARY

This Letter of Transmittal (the “Letter of Transmittal”) is for use by holders (“Petrofund Unitholders”) of trust units (“Petrofund Units”) of Petrofund Energy Trust (“Petrofund”) in connection with the proposed arrangement (“Arrangement”) involving Penn West Energy Trust (“Penn West”), Penn West Petroleum Ltd. (“PWPL”), TrocanaResources Inc., Penn West Petroleum, Petrofund, Petrofund Corp. (“PC”), Petrofund Ventures Trust, 1518274 Ontario Limited, 1237550 Alberta Ltd., 1231818 Alberta Ltd. (“ExploreCo”), 1243838 Alberta Ltd., the holders of trust units of Penn West, Petrofund Unitholders and the shareholders and warrantholders of 1243838 Alberta Ltd. pursuant to the Arrangement Agreement, the full text of which is set out in the Joint Information Circular and Proxy Statement (the “Information Circular”) of Petrofund and Penn West dated May 23, 2006.

Capitalized terms used, but not defined in this Letter of Transmittal, shall have the meanings given to them in the

Information Circular.

Pursuant to the Arrangement, Petrofund Unitholders will receive, for each Petrofund Unit held: (i) 0.60 of a trust unit (“Penn West Unit”) of Penn West; (ii) 0.12 of a common share (“ExploreCo Common Share”) of ExploreCo (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting); and (iii) a special distribution by Petrofund (the “Petrofund Special Distribution”) in the amount of $1.10 in cash.

Petrofund Unitholders will not receive Penn West Units (or distributions on the Penn West Units after the Effective Date), ExploreCo Common Shares (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting) or any amount of the Petrofund Special Distribution until they submit the certificates for their Petrofund Units to the Depositary along with a duly completed Letter of Transmittal, and each certificate formerly representing Petrofund Units that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive the Penn West Units (and any distributions thereon), ExploreCo Common Shares (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting) and any amount of the Petrofund Special Distribution.

Petrofund Unitholders whose Petrofund Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee for assistance in depositing their Petrofund Units.

In the event that the Penn West Arrangement Resolution and the Petrofund Arrangement Resolution are passed at the Penn West Meeting and Petrofund Meeting, respectively, and the ExploreCo Resolutions are not passed at both the Penn West Meeting and the Petrofund Meeting then holders of Petrofund Units shall only be entitled to receive Penn West Units and the Petrofund Special Distribution in accordance with the terms and conditions of the Plan of Arrangement and this Letter of Transmittal.

The undersigned delivers to you the enclosed certificate(s) representing Petrofund Units to be exchanged for certificate(s) representing Penn West Units and ExploreCo Common Shares (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting) and cash representing the Petrofund Special Distribution pursuant to and in accordance with the Arrangement described in the Information Circular.

Certificate Number(s)	Names in which Petrofund Units are Registered	Number of Petrofund Units Deposited

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

☐                 Some or all of my Petrofund Unit certificates have been lost, stolen or destroyed. Please review Instruction 8 for the procedure to replace lost or destroyed certificates. (Check box if applicable).

RESIDENCY DECLARATION

Pursuant to the Arrangement, 3/20ths of the ExploreCo Common Shares otherwise required to be delivered to Non-Residents will be pooled and sold by the Designated Broker and the Sale Proceeds thereof will be remitted to the Canada Revenue Agency on behalf of each Non-Resident.

In order to receive the Penn West Units, ExploreCo Common Shares (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting) and Petrofund Special Distribution to which you are entitled pursuant to the Arrangement you must complete the following Declaration:

The undersigned certifies that the undersigned:

☐                                    is not a Non-Resident.*

☐                                    is a Non-Resident.*

*       A Non-Resident is a person who is (i) not a resident of Canada for the purposes of the Income Tax Act (Canada), or (ii) a partnership that is not a Canadian Partnership for the purposes of the Income Tax Act (Canada).

AUTHORIZATION

The undersigned:

1.                                       represents and warrants that the undersigned is the legal owner of the above listed Petrofund Units and has good title to the rights represented by the above mentioned certificates free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, and has full power and authority to deliver such certificates;

2.                                       acknowledges receipt of the Joint Information Circular and Proxy Statement of Petrofund and Penn West dated May 23, 2006;

3.                                       directs the Depositary to issue or cause to be issued the certificates representing the Penn West Units and the ExploreCo Common Shares (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting) and the cheque representing the Petrofund Special Distribution to which the undersignedis entitled on completion of the Arrangement in the name indicated below and to send the certificates representing the Penn West Units and the ExploreCo Common Shares (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting) and the cheque representing the Petrofund Special Distribution to the address, or hold the same for pickup, as indicated in this Letter of Transmittal, unless otherwise indicated under Special Issuance Instructions or Special Delivery Instructions on the following page;

4.                                       covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Petrofund Units for certificates representing Penn West Units and ExploreCo Common Shares (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting) and a cheque representing the Petrofund Special Distribution;

5.                                       acknowledges that all authority conferred, or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned;

6.                                       by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Petrofund Units deposited pursuant to the Arrangement will be determined by PC and PWPL in their discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on Petrofund, PC, Penn West, PWPL, ExploreCo, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice; and

7.                                       acknowledges and agrees that pursuant to the Arrangement, Penn West and Petrofund will retain 3/20ths of the ExploreCo Common Shares otherwise required to be delivered to Non-Residents (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting) and shall remit to the Canada Revenue Agency on behalf of each Non-Resident, the Sale Proceeds in respect of the ExploreCo Common Shares withheld on account of this obligation under Part XIII.2 of the Tax Act.

Unless otherwise indicated under “Special Issuance Instructions” or “Special Delivery Instructions” on the next page (in which case issuance or delivery should be made in accordance with those instructions), the certificates for the Penn West Units and ExploreCo Common Shares (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting) and the cheque for the Petrofund Special Distribution should be issued in the name of the undersigned and forwarded to the undersigned at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on Petrofund’s register of Petrofund Units). If the Arrangement is not completed and the Arrangement Agreement is terminated or Petrofund or PC terminate their obligations thereunder, the undersigned directs the Depositary to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

BOX A

SPECIAL ISSUANCE INSTRUCTIONS

(See Instruction 2)

To be completed only if the certificates for the Penn West Units and ExploreCo Common Shares (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting) and the cheque for the Petrofund Special Distribution are NOT to be issued in the name of the undersigned.

In the Name of

(please print)

Address:

(include postal or zip code)

BOX B

SPECIAL DELIVERY INSTRUCTIONS

(See Instruction 2)

To be completed only if the certificates for the Penn West Units and ExploreCo Common Shares (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting) and the cheque for the Petrofund Special Distribution are to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned.

In the Name of

(please print)

Address:

(include postal or zip code)

BOX C

HOLD FOR PICK-UP

☐       Check here if the certificates for the Penn West Units and ExploreCo Common Shares (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting) and the cheque for the Petrofund Special Distribution are to be held for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

PETROFUND UNITHOLDER SIGNATURE(S)

Signature guaranteed by (if required under	Dated:	, 200
Instructions 3 and 4):

Authorized Signature of Guarantor	Signature of Petrofund Unitholder or Authorized
Representative
(see Instructions 3 and 5)
Name of Guarantor (please print or type)

Address of Guarantor (please print or type)	Address of Petrofund Unitholder

Telephone Number of Petrofund Unitholder

Facsimile Number of Petrofund Unitholder

Social Insurance Number or U.S. Resident Taxpayer
Identification Number (must be provided)

Name of Petrofund Unitholder (please print or type)

Name of Authorized Representative, if applicable
(please print or type)

BOX D

SUBSTITUTE FORM W-9

To be completed by U.S. Petrofund Unitholders only (see Instruction 9)

Under penalties of perjury, I certify that:

1.                    The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.                    I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the United States Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions. You must cross out item two above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return.

(Signature of Petrofund Unitholder)	(Date)

(Social Security Number or
Taxpayer Identification Number)

NOTE:  FAILURE TO COMPLETE THIS BOX OR TO PROVIDE PETROFUND OR THE DEPOSITARY WITH A SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENT TO YOU PURSUANT TO THE ARRANGEMENT.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable payments made to me thereafter will be withheld until I provide a number.

(Signature of Petrofund Unitholder)	(Date)

INSTRUCTIONS

1.                                      Use of Letter of Transmittal

(a)                                  This Letter of Transmittal (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Petrofund Units and all other documents required by the terms of the Arrangement must be received by the Depositary at either of its offices specified on the back page of this document.

(b)                                 The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Petrofund Units and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary, at either of its offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. Petrofund Unitholders whose Petrofund Units are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Petrofund Units.

2.                                      Special Issuance and Delivery Instructions

The boxes entitled “Special Issuance Instructions” and “Special Delivery Instructions”, as applicable, should be completed if the certificates for the Penn West Units and ExploreCo Common Shares (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting) and the cheque for the Petrofund Special Distribution to be issued pursuant to the Arrangement are to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal; or (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person’s signature. See also Instruction 4 “Guarantee of Signatures” below.

3.                                      Signatures

This Letter of Transmittal must be completed and signed by the holder of Petrofund Units, or by such holder’s duly authorized representative (in accordance with Instruction 5 “Fiduciaries, Representatives and Authorizations” below).

(a)                                  If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)                                 If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Petrofund Units or if certificates representing Penn West Units and ExploreCo Common Shares (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting) and the cheque for the Petrofund Special Distribution are to be issued to a person other than the registered holder(s):

(i)                                     such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)                                  the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 “Guarantee of Signatures” below.

4.                                      Guarantee of Signatures

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Petrofund Units or if certificates representing Penn West Units and ExploreCo Common Shares (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting) and the cheque for the Petrofund Special Distribution are to be issued to a person other than the registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the register of Petrofund Unitholders maintained by the transfer agent of Petrofund, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

5.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.                                      Residency

Pursuant to the Arrangement, 3/20ths of the ExploreCo Common Shares otherwise required to be delivered to Non-Residents will be pooled and sold by the Designated Broker and the Sale Proceeds thereof will be remitted to the Canada Revenue Agency on behalf of each Non-Resident.

All Petrofund Unitholders are required to complete the residency declaration to receive the Penn West Units, ExploreCo Common Shares (assuming the ExploreCo Resolutions are passed at the Petrofund Meeting and the Penn West Meeting) and the Petrofund Special Distribution pursuant to the Arrangement.

7.                                      Miscellaneous

(a)                        If the space on this Letter of Transmittal is insufficient to list all certificates for Petrofund Units, additional certificate numbers and the number of Petrofund Units represented thereby may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                       If Petrofund Units are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)                        No alternative, conditional or contingent deposits will be accepted. All depositing Petrofund Unitholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)                       The holder of the Petrofund Units covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)                        Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary at either of its offices at the addresses listed on the back page of this document.

8.                                      Lost Certificates

If a Petrofund Unit certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

9.                                      Substitute Form W-9

Each U.S. Petrofund Unitholder is required to provide the Depositary with a correct Taxpayer Identification Number (“TIN”) on the Substitute Form W-9 which is provided in Box D, and to certify whether such Petrofund Unitholder is subject to backup withholding of U.S. federal income tax. If a U.S. Petrofund Unitholder has been notified by the Internal Revenue Service that such Petrofund Unitholder is subject to backup withholding, such Petrofund Unitholder must cross out item two of the Substitute Form W-9, unless such Petrofund Unitholder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. Petrofund Unitholder to 28% federal income tax withholding on any payment to such Petrofund Unitholder made in connection with the acquisition of such Petrofund Unitholder’s Units and a penalty which may be assessed against such Petrofund Unitholder by the Internal Revenue Service. If a U.S. Petrofund Unitholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such Petrofund Unitholder should write “Applied For” in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If “Applied For” is written in the Substitute Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 28% on all payments to such Petrofund Unitholder made in connection with the acquisition of such Petrofund Unitholder’s Petrofund Units until a TIN is provided to the Depositary.

OFFICES OF THE DEPOSITARY, CIBC MELLON TRUST COMPANY

By Mail

CIBC Mellon Trust Company

P.O. Box 1036

Adelaide Street Postal Station

Toronto, Ontario M5C 2K4

By Registered Mail, Hand or Courier

Calgary	Toronto
CIBC Mellon Trust Company	CIBC Mellon Trust Company
600, 333 – 7th Avenue S.W.	199 Bay Street, Securities Level
Calgary, Alberta T2P 2Z1	Commerce Court West
Toronto, Ontario M5L 1G9

Inquiries

Toll Free Telephone: 1-800-387-0825
Telephone: (416) 643-5500
E-mail: inquiries@cibcmellon.com

Any questions and requests for assistance may be directed by Petrofund Unitholders to the Depositary at its telephone numbers and locations set out above.